FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
February 5, 2004

Manulife Financial announces record annual and quarterly results

Earnings per share increase 15 per cent from the prior year
Earnings of $1,546 million a record level for Canadian life insurers

TORONTO – Manulife Financial Corporation today reported record shareholders’ net income of $1,546 million for 2003, an increase of 12 per cent over 2002. Earnings per share were $3.33 in 2003, 15 per cent higher than the $2.90 reported for 2002. Return on common shareholders’ equity for the year was 17.7 per cent, exceeding the Company’s target of 16 per cent. The excellent results were driven by the resurgence in the equity markets in 2003, good business growth, favourable claims experience in Canada and Japan, and continued tight expense management, partially offset by the impact of a strengthened Canadian dollar, which reduced shareholders’ net income for the year by an estimated $92 million.

Fourth quarter 2003 earnings were also a record with:

o     Shareholders' net income of $428 million, 15 per cent higher than the same period in 2002;

o     Earnings per share of $0.92, an increase of 15 per cent from the fourth quarter of 2002; and

o     Return on common shareholders' equity of 19.1 per cent this quarter.

The increase in earnings reflects the favourable impact of stronger equity markets, business growth in both the insurance and wealth management businesses and good expense management. Earnings growth was dampened by the continued appreciation in the Canadian dollar and higher new business strain in the United States.

Total premiums and deposits were $30.7 billion for the full year 2003 and $8.1 billion in the fourth quarter, increases of four per cent and nine per cent, respectively, over the comparable prior year periods. On a constant currency basis, premiums and deposits increased by 13 per cent for the year and 24 per cent for the fourth quarter. Funds under management were $156.7 billion as at December 31, 2003, up seven per cent from a year ago, despite an $18.8 billion negative impact due to the strength of the Canadian dollar.

“We are very pleased to have delivered our tenth consecutive year of record earnings and to have achieved our medium term targets of 15 per cent growth in earnings per share and 16 per cent return on shareholders’ equity,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “Over the past 10 years, the Company has grown its earnings at a compound annual growth rate of 24 per cent. Manulife Financial is extremely well positioned in all of its businesses as we enter a milestone year with the expected merger with John Hancock.”

Embedded Value

Manulife Financial also disclosed its embedded value for 2003 today. As at December 31, 2003, the Company’s embedded value was $18.0 billion, before adjustments for discount rate, currency and shareholder dividends. On a per share basis, embedded value, before adjustments for discount rate, currency, shareholder dividends and share repurchases, increased 20 per cent to $38.94 from $32.46 a year earlier. New business embedded value of $903 million was 36 per cent higher than the prior year reflecting strong sales in North American insurance operations and in the Asian wealth management businesses.

“Manulife Financial delivered strong results despite an estimated negative impact to earnings of $92 million from the appreciation of the Canadian dollar in 2003,” stated Peter Rubenovitch, Executive Vice President and Chief Financial Officer. “Of particular note, each of our Asian businesses contributed positive earnings in 2003 for the first time, reflecting the success of the Company’s investments in these operations. We expect strong growth to continue in this region.”

FINANCIAL PERFORMANCE

Financial Highlights
(unaudited)

	Quarterly Results			Year Ended
	4Q03	3Q03	4Q02	2003	2002
Shareholders' Net Income (C$ millions)	428	396	372	1,546	1,378
Earnings per Common Share (C$)	0.92	0.85	0.80	3.33	2.90
Return on Common Shareholders' Equity (%, annualized)	19.1	17.9	17.2	17.7	16.2
Premiums & Deposits (C$ millions)	8,072	7,411	7,390	30,686	29,534
Funds under Management (C$ billions)	156.7	150.8	146.2

Net Income

Manulife Financial Corporation reported a 15 per cent increase in shareholders’ net income for the fourth quarter ended December 31, 2003, increasing to $428 million from $372 million in 2002. Earnings growth was in part driven by the impact of strong equity markets on fee income, segregated fund guarantees and investment income. Business growth in North America, across Asia and in the Property and Casualty Reinsurance line and tight expense management also contributed to the higher earnings. Earnings growth was dampened by the negative impact of a stronger Canadian dollar.

For the year ended December 31, 2003, shareholders’ net income was $1,546 million, an increase of 12 per cent over 2002.

Earnings per Share and Return on Common Shareholders’ Equity

Fourth quarter earnings per share increased by 15 per cent to $0.92 compared to $0.80 in 2002. For the three months ended December 31, 2003, return on common shareholders’ equity was 19.1 per cent compared to 17.2 per cent for the same period in 2002.

Earnings per share for the year increased by 15 per cent to $3.33 and return on common shareholders’ equity was 17.7 per cent compared to $2.90 and 16.2 per cent, respectively, in 2002.

OPERATING HIGHLIGHTS

In the fourth quarter, Manulife Financial continued its focus on expanding distribution, introducing new and innovative products and delivering superior customer service.

o	Manulife Japan entered into a strategic alliance with The Bank of Tokyo-Mitsubishi, Ltd. for individual variable annuity product development and sales. Under this arrangement, Bank of Tokyo-Mitsubishi plans to launch a new Manulife-developed variable annuity product in all of its branches this spring, positioning Manulife Japan for strong sales in the rapidly growing variable annuity market in Japan.

o	In the United States, Manulife launched two new riders for its variable annuity contracts, Principal Plus Guaranteed Minimum Withdrawal Benefit (GMWB) and T-Pro Death Benefit. The GMWB rider meets the customer's desire for a guarantee of principal investment while managing the risk exposure to the Company. The new enhanced death benefit rider is an innovative benefit that offers protection in all market conditions and provides clients with underperforming investments an opportunity to recover their losses over time.

o	Manulife Investments introduced a new innovative Market Growth investment option for its Guaranteed Investment Contracts sold in Canada. This option offers a principal guarantee, a guaranteed annual return, and an interest rate bonus linked to the performance of the Manulife Growth Asset Allocation Fund.

o	For the third year in a row, Manulife Financial received top ratings in 401(k) group pension participant services. The Company earned Best in Class in eight categories for micro plans (less than US$5 million in plan assets) and in two categories for small plans (plan assets of between US$5 million and US$49 million) in PLANSPONSORS's annual Defined Contribution Survey.

o	Manulife International topped the "Best Insurance Company" category in Capital Magazine's 4th Outstanding Information Technology & Financial Enterprise Awards. In winning the accolade, the Hong Kong operations triumphed in all six of the judging criteria, namely product quality, customer service, professionalism and integrity of agency force, flexibility and diversity of investment products, service efficiency, and reputation and goodwill.

Premiums and Deposits

Premiums and deposits increased by nine per cent to $8.1 billion in the fourth quarter of 2003 from $7.4 billion in 2002. On a constant currency basis, premiums and deposits increased 24 per cent. This increase was driven by a 23 per cent increase in the United States, led by record sales of life insurance and of 401(k) pension products, and a 37 per cent increase in Canada, reflecting higher segregated fund deposits and strong sales of long-term mutual funds.

Funds under Management

Funds under management increased by $10.5 billion to $156.7 billion in 2003 from $146.2 billion in 2002, despite an $18.8 billion negative impact due to a strengthened Canadian dollar. General fund assets decreased by $3.7 billion to $77.5 billion as at December 31, 2003 from $81.2 billion as at December 31, 2002 as business growth was more than offset by an $8.3 billion decline due to a strengthened Canadian dollar. Segregated fund assets increased by 21 per cent to $71.5 billion as at December 31, 2003 from $58.8 billion as at December 31, 2002. The impact of excellent North American and Hong Kong equity markets, together with strong net deposits of 401(k) and annuity products in the United States and positive net segregated fund cash flows in Canada were partially offset by a $10.1 billion reduction caused by a strengthened Canadian dollar.

Capital

Total capital remained unchanged at $12.0 billion as at December 31, 2003, as the addition of net income in the past 12 months and the issuance of $350 million of preferred shares in the second quarter of 2003 was offset by the negative impact of a strengthened Canadian dollar, shareholder dividends and the maturity of the £95 million subordinated debt.

Normal Course Issuer Bid

On October 20, 2003 the Company filed a normal course issuer bid for the purchase of up to 46,000,000 common shares on the Toronto Stock Exchange (the “Exchange”), representing approximately 9.9 per cent of Manulife’s then outstanding common shares. Purchases under the bid will be executed on the Exchange in the 12 months following commencement of the bid on November 4, 2003. Transactions will be executed on the Exchange at prevailing market prices in amounts and at times determined by the Company, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

The Company continues to believe that from time to time, the market prices of its common shares may not fully reflect the value of its business and its future business prospects and accordingly, may represent an attractive investment and a desirable use of its available funds.

During the quarter, the Company purchased and subsequently cancelled 220,200 of its common shares pursuant to its normal course issuer bid at a total cost of $9 million.

Quarterly Dividend

The Board of Directors approved a quarterly shareholders’ dividend of $0.21 per share on the common shares of the Company payable on or after March 19, 2004 to shareholders of record at the close of business on February 17, 2004. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on or after March 19, 2004 to shareholders of record at the close of business on February 17, 2004.

PERFORMANCE BY DIVISION

U.S. Division

Canadian dollars	Quarterly Results			Year Ended
	4Q03	3Q03	4Q02	2003	2002
Shareholders' Net Income (millions)	117	120	126	455	471
Premiums & Deposits (millions)	4,500	4,078	4,372	17,487	17,784
Funds under Management (billions)	79.0	75.4	74.0

U.S. dollars	Quarterly Results			Year Ended
	4Q03	3Q03	4Q02	2003	2002
Shareholders' Net Income (millions)	89	87	81	326	301
Premiums & Deposits (millions)	3,420	2,955	2,786	12,497	11,322
Funds under Management (billions)	61.1	55.9	46.8

o	U.S. Division's 2003 fourth quarter net income was $117 million compared to $126 million reported in the fourth quarter of 2002. Full year net income was $455 million compared to $471 million in 2002. On a Canadian dollar basis, growth in earnings was more than offset by the weakened U.S. dollar. On a U.S. dollar basis, fourth quarter earnings increased by 10 per cent over the fourth quarter of 2002, due to the impact of sustained equity market improvements on the Division's wealth management operations, continued business growth, and on-going tight management of expenses. Growth in earnings was partially offset by poor mortality experience and higher new business strain

o	Premiums and deposits for the quarter of $4.5 billion were three per cent higher than fourth quarter 2002. On a U.S. dollar basis, premiums and deposits increased by 23 per cent due to strong growth in all businesses. Premiums and deposits in Group Pensions grew by 29 per cent, driven by the impact of robust equity markets on new business and higher recurring deposits from the growing block of in force participants. Insurance premiums and deposits achieved record levels, increasing by 33 per cent, fueled by extremely strong universal life sales. Variable annuity sales grew by 10 per cent due to improved investor confidence in equity market performance and the new Scudder distribution network.

o	As at December 31, 2003, funds under management of $79.0 billion were seven per cent or $5.0 billion higher than a year ago. On a U.S. dollar basis, funds under management increased by $14.3 billion or 31 per cent as a result of improved equity markets and continued strong net policyholder cash flows.

Canadian Division

Canadian dollars	Quarterly Results			Year Ended
	4Q03	3Q03	4Q02	2003	2002
Shareholders' Net Income (millions)	147	131	103	497	378
Premiums & Deposits (millions)	2,072	1,641	1,509	7,140	5,991
Funds under Management (billions)	39.9	38.0	34.1

o	Canadian Division shareholders' net income increased by 43 per cent to $147 million in the fourth quarter from $103 million in the fourth quarter of 2002. Full year shareholders' earnings of $497 million were up 32 per cent compared to 2002. The increase in this quarter's earnings was driven by improved investment performance, favourable claims experience in Individual Insurance and Group Benefits, and the impact of strong equity markets on our wealth management businesses.

o	Premiums and deposits for the quarter were $2.1 billion, up 37 per cent over the $1.5 billion in the same quarter last year. All businesses contributed to the increase with Group Pensions showing particularly strong growth of 136 per cent over Q4 2002.

o	Funds under management as at December 31, 2003 were $39.9 billion, an increase of $5.8 billion from the end of 2002. This increase reflects the positive net cash flows in both segregated funds and mutual funds, very favourable organic growth across the Division this year, and stronger equity markets.

Asian Division

Canadian dollars	Quarterly Results			Year Ended
	4Q03	3Q03	4Q02	2003	2002
Shareholders' Net Income (millions)	100	88	72	319	257
Premiums & Deposits (millions)	889	1,007	802	3,424	3,075
Funds under Management (billions)	13.4	12.6	11.5

U.S. dollars	Quarterly Results			Year Ended
	4Q03	3Q03	4Q02	2003	2002
Shareholders' Net Income (millions)	76	64	46	230	164
Premiums & Deposits (millions)	675	730	512	2,458	1,960
Funds under Management (billions)	10.4	9.3	7.3

o	Asian Division's shareholders' net income increased by 39 per cent to $100 million in the fourth quarter of 2003 from $72 million in 2002. Year-to-date shareholders' net income was $319 million, an increase of 24 per cent over 2002. On a U.S. dollar basis, this quarter's shareholders' net income increased by 66 per cent. The increase for the quarter reflected growth in the Hong Kong Insurance and Pensions businesses, as well as higher sales of mutual funds in Indonesia. In addition, this quarter's earnings included a regulatory approved one-time transfer of non-participating assets from Singapore's participating fund.

o	Total premiums and deposits for the quarter were $889 million, an increase of $87 million or 11 per cent from $802 million in 2002. On a U.S. dollar basis, premiums and deposits increased by 32 per cent, primarily attributable to solid growth in Hong Kong's China Value fund.

o	Funds under management increased by 16 per cent to $13.4 billion as at December 31, 2003 from $11.5 billion in 2002. On a U.S. dollar basis, funds under management increased by 42 per cent. This increase was due to growth in the Insurance and Mandatory Provident Fund businesses, higher mutual fund sales, an increase in institutional funds and the impact of stronger equity markets.

Japan Division

Canadian dollars	Quarterly Results			Year Ended
	4Q03	3Q03	4Q02	2003	2002
Shareholders' Net Income (millions)	28	28	26	106	111
Premiums & Deposits (millions)	420	500	435	1,899	1,621
Funds under Management (billions)	11.6	11.8	13.7

o	Japan Division's net income increased by $2 million to $28 million in the fourth quarter of 2003, from $26 million in the fourth quarter of 2002. Full year earnings were $106 million, down from $111 million in 2002. The increase in the earnings for the quarter was primarily due to noticeable improvements in investment returns, claims and lapse experience, and expense reductions generated by field office restructuring and other cost saving initiatives. Partially offsetting these favourable items was the impact of the continued but moderating decline in the block of policies transferred from Daihyaku.

o	Premiums and deposits decreased by $15 million to $420 million compared to the same quarter of 2002. Growth was recorded in variable annuity premiums generated through the bank distribution channel and Nikko Cordial Securities; and in universal life premiums due in part to an eight per cent growth in the number of sales agents and the successful launch of ManuMed, a new universal life product offering medical insurance coverage. These positives were more than offset by the weakening of the Japanese yen and lower renewal premiums on the policies acquired from Daihyaku.

o	Funds under management decreased by $2.1 billion to $11.6 billion as at December 31, 2003 from $13.7 billion as at December 31, 2002. Higher policyholder cash flows from sales of variable annuity and universal life products were more than offset by the depreciation of the Japanese yen and the continued decline in the assets related to the block of policies acquired from Daihyaku.

Reinsurance Division

Canadian dollars	Quarterly Results			Year Ended
	4Q03	3Q03	4Q02	2003	2002
Shareholders' Net Income (millions)	67	41	52	216	184
Premiums (millions)	191	185	272	736	1,063
Funds under Management (billions)	3.5	3.7	4.1

o	Reinsurance Division reported net income of $67 million in the fourth quarter of 2003, an increase of 29 per cent over the $52 million reported in the fourth quarter of 2002. Full year net income increased to $216 million from $184 million in 2002. On a U.S. dollar basis, earnings for the quarter and full year increased by 55 per cent and 32 per cent respectively, over the comparable prior year amounts. Improved mortality experience in the Life business, the impact of stronger equity markets and higher earnings in the Property and Casualty line contributed favourably to the strong results in the quarter.

o	Premiums decreased by $81 million or 30 per cent to $191 million in the quarter, primarily due to significant one-time premiums recorded in the Property and Casualty Reinsurance line in 2002.

o	General fund assets decreased by 17 per cent to $3.5 billion as at December 31, 2003 from $4.1 billion as at December 31, 2002, as business growth was more than offset by the impact of a weakened U.S. dollar. On a U.S. dollar basis general fund assets increased by two per cent.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$156.7 billion as at December 31, 2003.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, DivisionalInformation.

Notes:

Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET February 5, 2004. For local and international locations, please call (416) 695-6140 and toll free in North America please call (877) 888-7019. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 6:00 p.m. ET today until midnight ET, February 13, 2004 by calling (416) 695-5286 (passcode #1550).

The conference call will also be Webcast through Manulife Financial’s Web site at 2:00 p.m. ET. You may access the Webcast at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html An archived version of the Webcast will be available later on the Web site at the same URL as above.

The Fourth Quarter 2003 Financial Statements and Statistical Information Package are also available on the Manulife Web site at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html Each of these documents may be downloaded before the Webcast begins.

Forward-Looking Statements

This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Important Legal Information

In connection with the proposed merger of Manulife and John Hancock Financial Services, Inc., Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Media inquiries:	Investor Relations:
Peter Fuchs	Edwina Stoate
(416) 926-6103 peter_fuchs@manulife.com	1-800-795-9767 or (416) 926-3490 investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	For the three months ended			As at and for the year ended
	December 31			December 31
	2003	2002	% Change	2003	2002	% Change

Net income	$416	$369	13	$1,536	$1,370	12
Loss attributed to participating policyholders	12	3	N/A	10	8	N/A

Net income attributed to shareholders	$428	$372	15	$1,546	$1,378	12
Preferred share dividends	3	--	N/A	7	--	N/A

Net income available to common shareholders	$425	$372	14	$1,539	$1,378	12

Premiums and deposits:
Life and health insurance premiums	$2,204	$2,146	3	$8,240	$8,342	(1)
Annuity and pension premiums	439	619	(29)	2,300	2,437	(6)
Segregated fund deposits	4,778	4,158	15	17,687	16,706	6
Mutual fund deposits	422	253	67	1,576	1,189	33
ASO premium equivalents	229	214	7	883	860	3

Total premiums and deposits *	$8,072	$7,390	9	$30,686	$29,534	4

Funds under management:
General fund				$77,516	$81,195	(5)
Segregated funds				71,464	58,831	21
Mutual funds				3,360	2,167	55
Other managed funds				4,335	3,982	9

Total funds under management **				$156,675	$146,175	7

Capitalization:
Subordinated debt				$1,123	$1,436	(22)
Non-controlling interest in Manulife Financial Capital Trust				1,000	1,000	--
Trust preferred securities issued by subsidiaries				650	794	(18)
Equity
Participating policyholders' equity				82	92	(11)
Shareholders' equity
Preferred shares				344	--	N/A
Common shares				599	596	--
Contributed surplus				14	--	N/A
Retained earnings and currency translation account				8,219	8,060	2

Total capital				$12,031	$11,978	0

Selected key performance measures:
Basic earnings per common share	$0.92	$0.80		$3.33	$2.90
Diluted earnings per common share	$0.91	$0.80		$3.31	$2.88
Return on common shareholders' equity (annualized)	19.1%	17.2%		17.7%	16.2%
Book value per common share				$19.09	$18.71
Common shares outstanding (in millions)
End of period				463	463
Weighted average - basic	463	463		463	476
Weighted average - diluted	466	466		466	479

* On a constant currency basis, total premiums and deposits for the three months and the year ended December 31, 2003 increased by approximately 24% and 13%, respectively, compared to the same periods in 2002.

** On a constant currency basis, general fund assets and total funds under management as at year end December 31, 2003 increased by approximately 6% and 23%, respectively, compared to the same period in 2002.

Summary Consolidated Financial Statements

Consolidated Statements of Operations

(Canadian $ in millions except per share data, unaudited)	For the three months ended		For the year ended
	December 31		December 31
	2003	2002	2003	2002

Revenue
Premium income	$2,643	$2,765	$10,540	$10,779
Investment income	1,164	1,163	4,561	4,235
Other revenue	428	392	1,555	1,518

Total revenue	$4,235	$4,320	$16,656	$16,532

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$848	$883	$3,109	$3,388
Maturity and surrender benefits	779	905	3,200	4,045
Annuity payments	335	355	1,268	1,342
Policyholder dividends and experience rating refunds	229	247	889	932
Net transfers to segregated funds	258	162	865	656
Change in actuarial liabilities	171	208	1,147	307
General expenses	693	689	2,559	2,490
Commissions	336	311	1,280	1,207
Interest expense	63	63	253	243
Premium taxes	32	27	119	111
Non-controlling interest in subsidiaries	(1)	17	57	72
Trust preferred securities issued by subsidiaries	13	16	58	65

Total policy benefits and expenses	$3,756	$3,883	$14,804	$14,858

Income before income taxes	$479	$437	$1,852	$1,674
Income taxes	(63)	(68)	(316)	(304)

Net income	$416	$369	$1,536	$1,370
Loss attributed to participating policyholders	12	3	10	8

Net income attributed to shareholders	$428	$372	$1,546	$1,378
Preferred share dividends	3	--	7	--

Net income available to common shareholders	$425	$372	$1,539	$1,378

Basic earnings per common share	$0.92	$0.80	$3.33	$2.90
Diluted earnings per common share	$0.91	$0.80	$3.31	$2.88

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)

	As at December 31
Assets	2003	2002

Invested assets
Bonds	$42,216	$46,677
Mortgages	10,401	9,294
Stocks	5,866	6,898
Real estate	3,962	3,570
Policy loans	4,348	4,939
Cash and short-term investments	5,877	5,143
Manulife Bank loans	934	566
Other investments	861	475

Total invested assets	$74,465	$77,562

Other assets
Accrued investment income	$914	$1,010
Outstanding premiums	490	558
Goodwill	589	634
Future income tax asset	--	132
Miscellaneous	1,058	1,299

Total other assets	$3,051	$3,633

Total assets	$77,516	$81,195

Segregated funds net assets	$71,464	$58,831

Liabilities and equity

Actuarial liabilities	$51,647	$56,397
Benefits payable and provision for unreported claims	2,083	2,693
Policyholder amounts on deposit	2,499	2,835
Deferred realized net gains	3,343	3,297
Manulife Bank deposits	2,550	1,437
Future income tax liability	170	--
Other liabilities	3,156	2,499

	$65,448	$69,158

Subordinated debt	1,123	1,436
Non-controlling interest in subsidiaries	1,037	1,059
Trust preferred securities issued by subsidiaries	650	794
Equity
Participating policyholders' equity	82	92
Shareholders' equity
Preferred shares	344	--
Common shares	599	596
Contributed surplus	14	--
Retained earnings and currency translation account	8,219	8,060

Total equity	$9,258	$8,748

Total liabilities and equity	$77,516	$81,195

Segregated funds net liabilities	$71,464	$58,831

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the year ended December 31, 2003
	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
Premiums and deposits	Division	Division	Division	Division	Division	and Other	Total
General fund premiums	$3,473	$3,516	$1,583	$1,232	$736	$--	$10,540
Segregated fund deposits	14,014	1,993	1,013	667	--	--	17,687
Mutual fund deposits	--	748	828	--	--	--	1,576
ASO premium equivalents	--	883	--	--	--	--	883

Total	$17,487	$7,140	$3,424	$1,899	$736	$--	$30,686

Net income (loss)	$455	$495	$311	$106	$216	$(47)	$1,536

Funds under management	As at December 31, 2003
General fund	$22,756	$27,480	$6,435	$10,458	$3,450	$6,937	$77,516
Segregated funds	56,242	10,702	3,420	1,100	--	--	71,464
Mutual funds	--	1,739	1,621	--	--	--	3,360
Other managed funds	--	--	1,947	--	--	2,388	4,335

Total	$78,998	$39,921	$13,423	$11,558	$3,450	$9,325	$156,675

	For the year ended December 31, 2002
	U.S.	Canadian	Asian	Japan	Reinsurance	Corporate
Premiums and deposits	Division	Division	Division	Division	Division	and Other	Total
General fund premiums	$3,555	$3,191	$1,519	$1,451	$1,063	$--	$10,779
Segregated fund deposits	14,229	1,283	1,024	170 (1)	--	--	16,706	(1)
Mutual fund deposits	--	657	532	--	--	--	1,189
ASO premium equivalents	--	860	--	--	--	--	860

Total	$17,784	$5,991	$3,075	$1,621	$1,063	$--	$29,534

Net income (loss)	$471	$368	$259	$111	$184	$(23)	$1,370

Funds under management	As at December 31, 2002
General fund	$26,790	$24,235	$6,476	$13,153	$4,134	$6,407	$81,195
Segregated funds	47,189	8,577	2,497	568	--	--	58,831
Mutual funds	--	1,324	843	--	--	--	2,167
Other managed funds	--	--	1,718	--	--	2,264	3,982

Total	$73,979	$34,136	$11,534	$13,721	$4,134	$8,671	$146,175

(1)     Segregated fund deposits for the year ended December 31, 2002 exclude $307 of net seed capital in Japan.

Note 2: Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.